Craft BeerRenovating LocationFirst LocationGenerating Revenue
Brockton Beer Company
Brewery

Brockton, MA 02301
Coming Soon
View Website
@brocktonbeer

INVESTMENT OPPORTUNITY
Brockton Beer Company is seeking investment to open a community-focused tap room and expand offerings.
$0 INVESTED
There are 84 days remaining to invest. If the business does not receive an additional $50,000 by then, investors will be fully refunded.
 The Pitch Terms Data Room Discussion Understand Risks

The Team
Pierre Alexandre
CEO

Pierre Alexandre, CEO (Brockton Beer Company) A collaborative leader specializing in technology and business creation
Wentworth & Boston Architectural Center
Information Technology Specialist (Brockton Public Schools)
Operation Manager (Article XV Brewing LLC)
Owner (Battle Beamz)
Founder (J&P Cultivation LLC)

Pierre Alexandre, CEO (Brockton Beer Company) A collaborative leader specializing in technology and business creation
Wentworth & Boston Architectural Center
Information Technology Specialist (Brockton Public Schools)
Operation Manager (Article XV Brewing LLC)
Owner (Battle Beamz)
Founder (J&P Cultivation LLC)

Rowan Olmstead / Founder
Head brewer
Leads the day to day functions of brewing and maintaining the

equipment.
Eval Silvera / Founder
Community Liaison
Serves as a human link between the brewery and the people we serve.
Serving as a liaison on community events, organizations, and
committees.
LaTisha Silvera / Founder
Community Engagement
Strategic engagement with local businesses, organizations and
individuals to generate predicable revenue.
Monica Renaud / Founder
Finance Manager
Handles the company's finances and sees to the day to day expenses.
Edmund Cabellon / Founder
Advisor
Dr. Ed Cabellon is a collaborative leader specializing in Technology
and Marketing areas

Business Overview
Brockton Beer Company is committed to creating the highest quality
craft beer for a community that prides itself on the values of
diversity. Founder and CEO, Pierre Alexandre, has worked with his team
to bring Brockton Beer Company from idea, to distribution, to brick
and mortar, working to give Brockton the community gathering place it
deserves.

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The Pitch
Brockton Beer Company is seeking investment to open a community-focused tap room and expand offerings.
Message from the Founders:
Brockton Beer Company is committed to creating the highest quality craft beer for a community that prides itself on the values of diversity.
About Brockton Beer Co.
Brockton Beer Company was founded by a group of friends who became close through weekly Friday game nights. By partnering with other Massachusetts breweries early on, we've established a brand and following. Building out a tap room has been our biggest challenge to date, but as the first brewery in Brockton, we're excited to take the next step with the help of the community.
Great water and a great community make Brockton the perfect place for our brewery. Brockton has a strong sense of camaraderie and a vibrant history that we wish to represent. There is clear demand in the area, but past locations have fallen through due to financing. With community investment, we expect to finally take on this project.
Offerings
Some of our beers include a Black Friday beer released last November with Crue Brew. One of our most popular beers was created in collaboration with Article XV Brewing, "49-0," a double IPA tribute to local hero Rocky Marciano. We recently launched Liberty Tree, an IPA dry hopped with South African hops and fruited with passion fruit and mango puree to signify the rich bounty of hte mother country of Africa.
The Opportunity
The greater Brockton market (20 minute drive-time) had $479 million in potential spending. Looking more closely at Brockton, on a city-wide basis $113 million of total estimated out of home food spending with an estimated $18 million in unmet demand. With a strong following that we've built up over the past year and half, we know that there is community demand for a local brewbup.
MainVest funds will make up a portion of the $1.6MM needed to complete

this project. The Brockton Beer Company founders have committed $100,000 of personal savings to be used as seed money for this project. We are connected with the Brewer's Association as well as Mass Brew Bros and a number of other breweries in the state.

Business Model

Our business model will rely on tap room sales, distribution, and continued collaboration with other local breweries.

Distribution

Currently, our beer is sold in cans at other breweries and at our own events. We intend to continue distributing our beer through these channels and expand on our distribution efforts over time. The specific Brockton markets of focus will be on bars, restaurants and speciality stores that carry regional microbrews. Brockton Beer Company will promote sales by reducing wholesale prices 15% for the first three months of sales.

In-person sales/Brewpub

Brockton Beer Company will be located in downtown Brockton, MA. The BrewPub will feature an outstanding American menu inspired from different cuisine's specialties and will appeal to a wide and varied clientele.

It's certainly a strange time to be opening a new business, and we're staying vigilant of the effects of the COVID-19 pandemic on the industry. As Massachusetts shows signs of progress and other breweries continue to operate, we have confidence that our timeline and community support will allow us to proceed with our plans. We intend to implement strict sanitation measures to ensure that our brewpub is safe and responsible throughout the course of the next few months.

Events and Collaboration

The final aspect of our business model includes events. Events have been very successful for us to date. We will hold pop-ups with local food vendors, hold joint events with other breweries to cross-market our offerings, and ensure a positive brand presence by attending industry events as well.

Marketing Strategy

Marketing and promotional activities will be grassroots based, rather than more expensive mass marketing. Brockton Beer Company will reach these people through sponsorship of local entertainment of cultural events and advertising in niche magazines.

Market, Location, and Competition

Our market is the greater Brockton community, but with a strong following across the state, we expect to see visitors from all over the place. Our target market includes:

1. Locavore enthusiasts
2. Craft brew enthusiasts
3. Professional men and women aged 25 – 45
4. University campus communities

Our brewpub will be easily accessible in Downtown Brockton. Brockton is located on the Middleboro/Lakeville commuter rail line and is near major highways, making it easy to access the tap room by car, rideshare, or train.

There are other tap rooms and local breweries in surrounding areas, which works to our advantage: there is clear demand in the region for our business model, but no direct competitors in our city. There are other bars in the area, but our products will be of higher quality and made in-house. There are also a number of local restaurants, but none with a rich craft beer menu, which many patrons are looking for. The brewpub will also have a more welcoming, open, and fun atmosphere than a regular bar or restaurant.

Press

South Coast Today, June 2019: Brockton Beer Company wants to open city's first brewpub

Boston.com, June 2020: Black Massachusetts brewery owners share their experiences in a mostly white industry

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
 Space Build-out
    $32,000
     Equipment
    $15,000
     Mainvest Compensation
    $3,000
    Total
    $50,000
    Summary of Terms
Legal Business Name
    BROCKTON BEER COMPANY, LLC
    Investment Structure
    Revenue Sharing Note
    Early Investor Bonus
Investment Multiple for the first $40,000 invested
    1.75×
    Investment Multiple
    1.6×
    Business's Revenue Share
    3%-6.4%
    Minimum Investment Amount
    $100
    Target Raise
    $50,000
    Maximum Raise
    $107,000
    Investment Round Close Date
    9/30/2020
    Repayment Schedule
    Quarterly
    Securitization

None
Maturity Date
1/1/2027
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts

Year 1
Year 2
Year 3
Year 4
Year 5
Gross Sales
$350,948
$428,157
$479,536
$513,104
$538,759
Cost of Goods Sold
$31,930
$38,955
$43,629
$46,683
$49,017
Gross Profit
$319,018
$389,202
$435,907
$466,421
$489,742
EXPENSES

Rent
$35,000
$42,700
$47,824

$51,171
$53,729
Utilities
$17,500
$21,350
$23,912
$25,585
$26,864
Advertising
$4,000
$4,880
$5,465
$5,847
$6,139
Insurance
$3,500
$3,587
$3,676
$3,767
$3,861
Equipment Lease
$12,000
$14,640
$16,396
$17,543
$18,420
Repairs & Maintenance
$7,000
$8,540
$9,564
$10,233
$10,744
Legal & Professional Fees
$3,500
$3,587
$3,676
$3,767
$3,861
Payroll
$35,000
$42,700
$47,824
$51,171
$53,729
Manager Salary
$40,000
$41,000
$42,025
$43,075
$44,151

Office and Admin
$500
$512
$524
$537
$550
Operating Profit
$161,018
$205,706
$235,021
$253,725
$267,694
This information is provided by Brockton Beer Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

No operating history

Brockton Beer Company was established in December, 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Brockton Beer Company's fundraising. However, Brockton Beer Company may require additional funds from alternate sources at a later date.

Financial liquidity

Brockton Beer Company has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Brockton Beer Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

Real Estate Risk

Brockton Beer Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Brockton Beer Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

The Company Might Need More Capital

Brockton Beer Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Brockton Beer Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Brockton Beer Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Brockton Beer Company's financial performance or ability to continue to operate. In the event Brockton Beer Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Brockton Beer Company, and the revenue of Brockton Beer Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Brockton Beer Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Brockton Beer Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Brockton Beer Company is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Brockton Beer Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Brockton Beer Company's core business or the inability to compete successfully against the with other competitors could negatively affect Brockton Beer Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Brockton Beer Company's management or vote on and/or influence any managerial decisions regarding Brockton Beer Company. Furthermore, if the founders or other key personnel of Brockton Beer Company were to leave Brockton Beer Company or become unable to work, Brockton Beer Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Brockton Beer Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Brockton Beer Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Brockton Beer Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Brockton Beer Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Brockton Beer Company is allowed to stop providing annual information in certain circumstances.

Future Investors Might Have Superior Rights

If Brockton Beer Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Do Have a Downside

Conversely, if Brockton Beer Company fails to generate enough revenue, you could lose some or all of your money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Brockton Beer Company is significantly more successful than your initial expectations.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Brockton Beer Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Brockton Beer Company or management), which is responsible for monitoring Brockton Beer Company's compliance with the law. Brockton Beer Company will not be required to implement these and other investor protections.

Uninsured Losses

Although Brockton Beer Company will carry some insurance, Brockton Beer Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Brockton Beer Company could incur an uninsured loss that could damage its business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Brockton Beer Company's management will coincide: you both want Brockton Beer Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Brockton Beer Company to act conservative to make sure they are best equipped to repay the Note obligations, while Brockton Beer Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Brockton Beer Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

This information is provided by Brockton Beer Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

Investor Discussion

Only invest an amount you would feel comfortable losing. Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment.

Visit Brockton Beer Company's data room to review risk disclosures specific to this business.